UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Unitil Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

913259 10 7
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(CUSIP Number)

Anita G. Zucker
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, South Carolina 29211
(803) 779-3080

September 13, 2012
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for  any  subsequent   amendment   containing   information  which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.  913259 10 7                                                                                            PAGE 2 OF 7

1. NAME OF REPORTING PERSON

    Anita G. Zucker
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                                                                (b) [  ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS

       00, PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [  ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          707,622
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     8. SHARED VOTING POWER

          0
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     9. SOLE DISPOSITIVE POWER

          707,622
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     10. SHARED DISPOSITIVE POWER

          0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          707,622
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [  ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.1%
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14.  TYPE OF REPORTING PERSON (See Instructions) IN
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Item 1.     Security and Issuer

     Common stock, no par value, of Unitil Corporation, 6 Liberty Lane West, Hampton, New Hampshire 03842 (the "Issuer").

Item 2.     Identity and Background

     Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405.  Mrs. Zucker's principal occupation is as the Chairperson and Chief Executive Officer of The InterTech  Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405.  Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future  violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.  Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing  relates were purchased by Mrs. Zucker individually, or by entities directly or indirectly owned or controlled by Mrs. Zucker, using her or its funds, respectively.  The total amount paid by Mrs. Zucker and such entities was $17,573,247.

Item 4. Purpose of Transaction

     Mrs. Zucker and such entities acquired the shares for investment purposes. She will continue to review the performance of and prospects for this investment and her investment alternatives.  As part of the ongoing review of her investments in the shares, she may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions.  She may also explore other alternatives with respect to her  investments in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer,  or changes in the  Issuer's business or corporate structure.  Although the foregoing reflects activities presently contemplated by her with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that she will take any of the actions referred to above.

Except as set forth in the preceding  paragraph, as of the date hereof, she does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e	Any material change in the present capitalization or dividend policy of the Issuer;

(f	Any other material change in the Issuer's business or corporate structure;

(g	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, she reserves the right to effect any such actions as she may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     Mrs. Zucker and such entities own, in the aggregate, 707,622 shares, or 5.1%, of the Issuer's common stock. Mrs. Zucker, individually or as the owner or controlling person of such entities, has sole voting, investment and dispositive  power with respect to those shares.

     The  following table lists all of the  transactions in the Issuer's securities effected in the sixty days preceding the date of this statement by Mrs. Zucker and the other entities.  The transactions listed were all purchases.  All of the transactions were effected through brokers.

                                                                     PAGE 5 OF 7

Date	Quantity	Price
9/7/2012	3,671	$26.6475
9/7/2012	100	$26.6500
9/7/2012	2,297	$26.6477
9/7/2012	319	$26.6351
9/7/2012	800	$26.5500
9/7/2012	100	$26.5000
9/7/2012	2,000	$26.6030
9/7/2012	4,096	$26.6478
9/7/2012	5,000	$26.5978
9/7/2012	9,900	$26.5000
9/7/2012	500	$26.6300
9/7/2012	988	$26.6340
9/10/2012	2,029	$26.6500
9/10/2012	2,200	$26.5999
9/10/2012	600	$26.6250
9/10/2012	500	$26.6240
9/11/2012	5,100	$26.6484
9/11/2012	460	$26.6500
9/11/2012	500	$26.5800
9/11/2012	2,495	$26.6460
9/11/2012	400	$26.6275
9/11/2012	1,009	$26.6500
9/11/2012	200	$26.6450
9/12/2012	1,535	$26.5747
9/12/2012	5,022	$26.5763
9/12/2012	479	$26.5742
9/12/2012	600	$26.5633
9/12/2012	400	$26.4950
9/12/2012	800	$26.5725
9/12/2012	500	$26.5650
9/12/2012	2,500	$26.6430
9/12/2012	900	$26.6389
9/12/2012	500	$26.6500
9/12/2012	200	$26.6000

Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to Be Filed as Exhibits

         None.

Signature

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2012

s/Anita G. Zucker
Anita G. Zucker